Level 24, Lee Garden One, 33 Hysan Avenue

Causeway Bay, Hong Kong SAR

December 16, 2025

Office of Crypto Assets

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. David Gessert

Re:	Abits Group Inc
Registration Statement on Form F-3
Filed January 21, 2025
File No. 333-284387

Dear Mr. Gessert:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Abits Group Inc hereby requests the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-3 to become effective on December 18, 2025, at 4:00 PM Eastern Time, or as soon thereafter as is practicable.

Please feel free to direct any questions or comments concerning this request to our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Conglin Deng
Conglin Deng
Chief Executive Officer